Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2013 Results

BEIJING, China, February 26, 2014 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20131.

Fourth Quarter and Fiscal Year 2013 Highlights

•	Total revenues in the fourth quarter of 2013 were RMB9.523 billion ($1.573 billion), a 50.3% increase from the corresponding period in 2012.

•	Total revenues in fiscal year 2013 were RMB31.944 billion ($5.277 billion), a 43.2% increase from 2012.

•	Operating profit in the fourth quarter of 2013 was RMB2.740 billion ($452.6 million), a 3.8% decrease from the corresponding period in 2012.

•	Operating profit in fiscal year 2013 was RMB11.192 billion ($1.849 billion), a 1.3% increase from 2012.

•	Net income attributable to Baidu in the fourth quarter of 2013 was RMB2.784 billion ($459.9 million), a 0.4% decrease from the corresponding period in 2012. Diluted earnings attributable to Baidu per ADS for the fourth quarter of 2013 were RMB7.90 ($1.30); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2013 were RMB8.40 ($1.39).

•	Net income attributable to Baidu in fiscal year 2013 was RMB10.519 billion ($1.738 billion), a 0.6% increase from 2012. Diluted earnings attributable to Baidu per ADS for the fiscal year 2013 were RMB29.93 ($4.94); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) in fiscal year 2013 were RMB31.40 ($5.19).

“We’re pleased to have finished a milestone year for Baidu with a solid fourth quarter performance,” said Robin Li, chairman and chief executive officer of Baidu. “2013 was marked by our entry into new areas and significant progress in mobile, as we invested aggressively to build out Baidu’s position in search, app distribution, and location-based services. Our efforts to drive mobile adoption among customers gained significant traction throughout the year. In the fourth quarter, mobile accounted for over 20% of total revenues.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.0537 to US$1.00, the effective noon buying rate as of December 31, 2013, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Li continued, “Building out our platform to capture the huge opportunities ahead remains our focus for 2014. We are confident that Baidu’s technology DNA and unparalleled data capabilities will be crucial competitive advantages as China’s Internet landscape continues to shift.”

“We delivered solid top line growth in 2013, and the increasing revenue contribution from mobile over the last several quarters has been especially encouraging,” commented Jennifer Li, Baidu’s chief financial officer. “Our investments helped to lay a strong foundation for sustainable growth across our business. Looking ahead, we will continue to expand the Baidu platform and invest aggressively in R&D, sales and marketing and infrastructure during this crucial period of market transformation.”

Fourth Quarter 2013 Results

Baidu reported total revenues of RMB9.523 billion ($1.573 billion) for the fourth quarter of 2013, representing a 50.3% increase from the corresponding period in 2012.

Online marketing revenues for the fourth quarter of 2013 were RMB9.462 billion ($1.563 billion), representing a 50.5% increase from the corresponding period in 2012. Baidu had about 451,000 active online marketing customers2 in the fourth quarter of 2013, representing an 11.1% increase from the corresponding period in 2012 and a 2.8% decrease from the third quarter of 2013.

Revenue per online marketing customer for the fourth quarter of 2013 was approximately RMB20,900 ($3,452), a 34.8% increase from the corresponding period in 2012 and a 9.4% increase compared to the third quarter of 2013.

Traffic acquisition cost as a component of cost of revenues was RMB1.176 billion ($194.3million), representing 12.3% of total revenues, as compared to 9.6% in the corresponding period in 2012 and 11.7% in the third quarter of 2013. The increase mainly reflects increased contextual ads contributions and hao123 promotions through the Company’s network.

Bandwidth costs as a component of cost of revenues were RMB563.7 million ($93.1 million), representing 5.9% of total revenues, compared to 5.3% in the corresponding period in 2012. Depreciation costs as a component of cost of revenues were RMB410.2 million ($67.8 million), representing 4.3% of total revenues, compared to 4.9% in the corresponding period in 2012. The year-over-year increase in bandwidth costs was mainly due to an increase in network infrastructure capacity and iQiyi.

Content costs as a component of cost of revenues were RMB361.7 million ($59.7 million), representing 3.8% of total revenues, compared to 1.9% in the corresponding period in 2012, and 2.5% in the third quarter of 2013. The increase was mainly due to iQiyi’s increased content costs.

[2]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Selling, general and administrative expenses were RMB1.863 billion ($307.7 million), representing an increase of 135.1% from the corresponding period in 2012, and an increase of 34.6% from the previous quarter, primarily due to an increase in promotional spending for mobile products.

Research and development expenses were RMB1.264 billion ($208.8 million), an 80.1% increase from the corresponding period in 2012, and an increase of 15.9% from the previous quarter, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB177.4 million ($29.3 million) in the fourth quarter of 2013, compared to RMB66.6 million in the corresponding period in 2012, and RMB143.1 million in the third quarter of 2013.

Operating profit was RMB2.740 billion ($452.6 million), representing a 3.8% decrease from the corresponding period in 2012. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.917 billion ($481.9 million), a 0.1% increase from the corresponding period in 2012.

Income tax expense was RMB338.8 million ($56.0 million), compared to income tax expense of RMB539.9 million in the corresponding period in 2012. The effective tax rate for the fourth quarter of 2013 was 11.2% as compared to 16.2% for the corresponding period in 2012.

Net income attributable to Baidu was RMB2.784 billion ($459.9 million), representing a 0.4% decrease from the corresponding period in 2012. Basic and diluted earnings per ADS for the fourth quarter of 2013 amounted to RMB7.92 ($1.31) and RMB7.90 ($1.30), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB2.962 billion ($489.2 million), a 3.5% increase from the corresponding period in 2012. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2013 amounted to RMB8.43 ($1.39) and RMB8.40 ($1.39), respectively.

As of December 31, 2013, the Company had cash, cash equivalents and short-term investments of RMB38.427 billion ($6.348 billion).

Net operating cash inflow for the fourth quarter of 2013 was RMB4.107 billion ($678.5 million). Capital expenditures for the fourth quarter of 2013 were RMB 961.0 million ($158.7 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB3.563 billion ($588.6 million) for the fourth quarter of 2013, representing a 7.2% increase from the corresponding period in 2012.

Fiscal Year 2013 Results

Total revenues in 2013 were RMB31.944 billion ($5.277 billion), representing a 43.2% increase from 2012.

Online marketing revenues in 2013 were RMB31.802 billion ($5.253 billion), representing a 43.0% increase from 2012. The growth was driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had about 753,000 active online marketing customers in 2013, representing a 26.3% increase from 2012. Revenue per online marketing customer for 2013 was RMB42,200 ($6,971), an increase of 13.1% from 2012.

Traffic acquisition costs in 2013 were RMB3.704 billion ($611.9 million), representing 11.6% of total revenues, compared to 8.7% in 2012. The increase in TAC reflects the increased contribution of contextual ads and hao123 promotions through the Company’s network.

Bandwidth costs as a component of cost of revenues were RMB1.939 billion ($320.2 million), representing 6.1% of total revenues, compared to 4.8% in 2012. Depreciation costs as a component of cost of revenues were RMB1.470 billion ($242.8 million), representing 4.6% of total revenues, compared to 4.8% in 2012. The increase in bandwidth costs was mainly due to an increase in network infrastructure capacity and iQiyi.

Content costs as a component of cost of revenues were RMB830.4 million ($137.2 million), representing 2.6% of total revenues, compared to 1.0% in 2012. The increase was mainly due to the consolidation of iQiyi into the Company’s financial statements.

Selling, general and administrative expenses in 2013 were RMB5.174 billion ($854.6 million), representing an increase of 106.8% from the previous year, primarily due to an increase in promotional spend for mobile products.

Research and development expenses totaled RMB4.107 billion ($678.4 million) in 2013, representing a 78.2% increase from 2012, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB514.7 million ($85.0 million) in 2013, compared to RMB212.3 million in 2012.

Operating profit in 2013 was RMB11.192 billion ($1.849 billion), a 1.3% increase from 2012. Operating profit excluding share-based compensation expenses (non-GAAP) in 2013 was RMB11.706 billion ($1.934 billion), representing a 3.9% increase from 2012.

Income tax expense was RMB1.829 billion ($302.1 million), compared to an income tax expense of RMB1.574 billion in 2012. The effective tax rate for 2013 was 15.0% as compared to 13.2% in 2012.

Net income attributable to Baidu in 2013 was RMB10.519 billion ($1.738 billion), representing a 0.6% increase from 2012. Basic and diluted earnings attributable to Baidu per ADS for 2013 amounted to RMB29.98 ($4.95) and RMB29.93 ($4.94), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) in 2013 was RMB11.034 billion ($1.823 billion), reflecting a 3.4% increase from 2012. Basic and diluted earnings attributed to Baidu per ADS excluding share-based compensation expenses (non-GAAP) in 2013 were RMB31.45 ($5.19) and RMB31.40 ($5.19), respectively.

Net operating cash inflow in 2013 was RMB 13.793 billion ($2.278 billion). Capital expenditures in 2013 were RMB 2.757 billion ($455.4 million).

Adjusted EBITDA (non-GAAP) was RMB13.819 billion ($2.283 billion) in 2013, representing an 8.8% increase from 2012.

Outlook for First Quarter 2014

Baidu currently expects to generate total revenues in an amount ranging from RMB9.240 billion ($1.526 billion) to RMB9.520 billion ($1.573 billion) for the first quarter of 2014, representing a 54.8% to 59.5% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on February 26, 2014, U.S. Eastern Time (9:00 AM on February 27, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381

U.S.:	+1-845-675-0437
UK:	+44-20-3059-8139
Hong Kong:	+852-2475-0994

Passcode for all regions: 52281034

A replay of the conference call may be accessed by phone at the following number until March 5, 2014:

International:	+61-2-8199-0299
Passcode:	52281034

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2014 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-3776

Email: ir@baidu.com

Nick Beswick

Brunswick Group LLC

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: baidu@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	September 30,	December 31,	December 31,
(In RMB thousands except for share, per share (or ADS) information)	2013	2012	2013	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	9,462,202	6,287,549	8,847,987	31,802,219	22,245,643
Other services	60,711	47,797	43,671	141,705	60,383

Total revenues	9,522,913	6,335,346	8,891,658	31,943,924	22,306,026

Operating costs and expenses:
Cost of revenues (note 1, 2)	(3,656,489)	(1,993,313)	(3,078,969)	(11,471,839)	(6,448,545)
Selling, general and administrative (note 2)	(1,862,966)	(792,373)	(1,384,399)	(5,173,533)	(2,501,336)
Research and development (note 2)	(1,263,835)	(701,575)	(1,090,549)	(4,106,832)	(2,304,825)

Total operating costs and expenses	(6,783,290)	(3,487,261)	(5,553,917)	(20,752,204)	(11,254,706)

Operating profit	2,739,623	2,848,085	3,337,741	11,191,720	11,051,320

Other income:
Interest income	367,922	252,556	348,822	1,308,542	866,465
Interest expense	(148,207)	(33,012)	(118,381)	(447,084)	(107,857)
Foreign exchange loss, net	(40,861)	(3,028)	(676)	(48,379)	(4,533)
Income (loss) from equity method investments	(651)	(121,719)	215	(5,806)	(294,229)
Other income, net	115,399	380,545	36,815	186,023	454,271

Total other income	293,602	475,342	266,795	993,296	914,117

Income before income taxes	3,033,225	3,323,427	3,604,536	12,185,016	11,965,437

Income taxes	(338,832)	(539,909)	(588,067)	(1,828,930)	(1,574,159)

Net income	2,694,393	2,783,518	3,016,469	10,356,086	10,391,278

Less: net loss attributable to noncontrolling interests	(89,870)	(11,964)	(31,512)	(162,880)	(64,750)
Net income attributable to Baidu, Inc.	2,784,263	2,795,482	3,047,981	10,518,966	10,456,028

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	79.22	79.96	86.47	299.75	298.62
Net income attributable to Baidu, Inc.-Diluted	78.99	79.91	86.34	299.32	298.29

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	7.92	8.00	8.65	29.98	29.86
Net income attributable to Baidu, Inc.-Diluted	7.90	7.99	8.63	29.93	29.83

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,013,458	34,963,019	34,985,689	34,986,228	34,939,838
Diluted	35,117,726	34,983,115	35,041,729	35,036,346	34,979,459

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(702,336)	(442,709)	(649,496)	(2,329,558)	(1,572,420)
Traffic acquisition costs	(1,175,929)	(606,809)	(1,038,641)	(3,704,146)	(1,929,966)
Bandwidth costs	(563,709)	(337,194)	(512,644)	(1,938,520)	(1,069,306)
Depreciation costs	(410,164)	(317,488)	(369,403)	(1,469,646)	(1,062,060)
Operational costs	(433,478)	(164,412)	(280,204)	(1,175,624)	(589,555)
Content costs	(361,702)	(120,337)	(222,224)	(830,369)	(215,133)
Share-based compensation expenses	(9,171)	(4,364)	(6,357)	(23,976)	(10,105)

Total cost of revenues	(3,656,489)	(1,993,313)	(3,078,969)	(11,471,839)	(6,448,545)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(9,171)	(4,364)	(6,357)	(23,976)	(10,105)
Selling, general and administrative	(63,861)	(4,423)	(49,167)	(164,704)	(54,512)
Research and development	(104,319)	(57,778)	(87,620)	(326,047)	(147,692)

Total share-based compensation expenses	(177,351)	(66,565)	(143,144)	(514,727)	(212,309)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31	December 31
(In RMB thousands except for number of shares and per share data)	2013	2012
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	9,691,797	11,880,632
Restricted cash	259,533	395,029
Short-term investments	28,734,761	20,604,223
Accounts receivable, net	2,220,846	1,253,483
Amounts due from related parties	104	—
Deferred tax assets, net	286,844	160,315
Other assets, current	1,835,265	380,407

Total current assets	43,029,150	34,674,089

Non-current assets:
Fixed assets, net	5,370,268	3,887,877
Intangible assets, net	3,630,315	1,587,665
Goodwill	16,864,350	3,877,564
Long-term investments, net	634,777	803,499
Amounts due from related parties	370,916	—
Deferred tax assets, net	97,940	53,303
Other assets, non-current	988,072	784,893

Total non-current assets	27,956,638	10,994,801

Total assets	70,985,788	45,668,890

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	7,362,138	3,806,836
Customer advances and deposits	2,977,872	2,067,586
Deferred revenue	226,599	94,121
Deferred income	77,287	64,506
Long-term loans, current portion	343,625	2,170,978
Capital lease obligation	44,907	32,502
Due to Related Parties, Current	398	—

Total current liabilities	11,032,826	8,236,529

Non-current liabilities:
Deferred income	376,491	190,000
Long-term loans	2,112,359	356,589
Notes payable	15,116,990	9,336,686
Amounts due to related parties	373,227	—
Deferred tax liabilities	1,200,270	289,482
Capital lease obligation	40,999	44,479
Other Non Current Liabilities	67,376	—

Total non-current liabilities	19,287,712	10,217,236

Total liabilities	30,320,538	18,453,765

Redeemable noncontrolling interests	—	1,033,283
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,202,710 shares and 27,492,452 shares issued and outstanding as at December 31, 2012 and December 31, 2013	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,763,000 shares and 7,537,921 shares issued and outstanding as at December 31, 2012 and December 31, 2013	3	3
Additional paid-in capital	3,056,418	2,095,273
Retained earnings	34,525,386	24,038,219
Accumulated other comprehensive income (loss)	843,096	(78,278)

Total Baidu, Inc. shareholders’ equity	38,424,915	26,055,229
Noncontrolling interests	2,240,335	126,613
Total equity	40,665,250	26,181,842

Total liabilities, redeemable noncontrolling interests, and equity	70,985,788	45,668,890

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2012			Three months ended September 30, 2013			Three months ended December 31, 2013			Twelve months ended December 31, 2012			Twelve months ended December 31, 2013
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	2,848,085	66,565	2,914,650	3,337,741	143,144	3,480,885	2,739,623	177,351	2,916,974	11,051,320	212,309	11,263,629	11,191,720	514,727	11,706,447

	Three months ended December 31, 2012			Three months ended September 30, 2013			Three months ended December 31, 2013			Twelve months ended December 31, 2012			Twelve months ended December 31, 2013
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	2,795,482	66,565	2,862,047	3,047,981	143,144	3,191,125	2,784,263	177,351	2,961,614	10,456,028	212,309	10,668,337	10,518,966	514,727	11,033,693

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended December 31, 2012	As a % of total revenues	Three months ended September 30, 2013	As a % of total revenues	Three months ended December 31, 2013	As a % of total revenues	Twelve months ended December 31, 2012	As a % of total revenues	Twelve months ended December 31, 2013	As a % of total revenues
Net cash provided by operating activities	3,396,282	54%	4,295,062	48%	4,107,321	42%	12,582,618	56%	13,792,971	43%

Changes in assets and liabilities, net of effects of acquisitions	(136,513)	-2%	(618,730)	-7%	(589,598)	-6%	(545,055)	-2%	(810,058)	-3%
Income taxes expenses	539,909	8%	588,067	7%	338,832	4%	1,574,159	7%	1,828,930	6%
Interest income and other, net	(475,342)	-8%	(266,795)	-3%	(293,602)	-3%	(914,117)	-4%	(993,296)	-3%

Adjusted EBITDA	3,324,336	52%	3,997,604	45%	3,562,953	37%	12,697,605	57%	13,818,547	43%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.